UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated May 15, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: May 15, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

May 15, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Cerro Jumil Update

Vancouver, B.C.: Esperanza Silver Corp. announces the results of two additional drill holes and provides an update of activities at its 100% owned Cerro Jumil project in Morelos, Mexico.

Drill hole DHE-06-31 intercepted two mineralized intervals of 7 and 18 meters containing 1.43 gpt Au and 1.78 gpt Au respectively. Drill hole DHE-06-30 had no significant intercepts. It was drilled to gather information on the main structural controls on mineralization.

Esperanza has drilled 31 holes in two programs since March 2005 for a total of 4,850 meters. Two mineralized zones have been identified to date; the West zone with a known length of 350 meters and the Southeast zone with a length of over 600 meters. The latter is emerging as the main ore zone. Both zones are open along their strike length and at depth. i

The most recent drill data is summarized below:

Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
			(meters)
DHE-06-30	No significant intercepts

DHE-06-31	162.0	169.0	7.0	1.43
	271.0	289.0	18.0	1.78
includes	277.0	289.0	12.0	2.10

The Company has now temporarily suspended drilling operations to switch from a core to a reverse circulation rig. It will also use this break to conduct a number of additional activities including rock sampling, mapping, geophysical surveys and metallurgical testing. Upon resumption of drilling activities the goal will be to test extensions of the mineralization in both the West and Southwest zone and provide sufficient data for an initial resource estimate.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

Responsibility for the adequacy or accuracy of this news release

Endnotes

i William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.